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                     January 24, 2024

       Paul Seavey
       Executive Vice President and Chief Financial Officer
       Equity Lifestyle Properties, Inc.
       Two North Riverside Plaza, Suite 800
       Chicago, IL 60606

                                                        Re: Equity Lifestyle
Properties, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-11718

       Dear Paul Seavey:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction